UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                                  SPIRENT PLC

             COMPLETION OF DISPOSAL OF THE HELLERMANNTYTON DIVISION
                               FOR GBP288.9 MILLION

London, UK - Wednesday, 15 February 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that it has completed the sale of its Network Products group, the HellermannTyton division, to funds controlled by Doughty Hanson & Co Limited, for a consideration of approximately GBP288.9 million (at a cash free/debt free equivalent value).

Enquiries

Anders Gustafsson, Chief Executive  Spirent plc              +44 (0)1293 767676
Eric Hutchinson, Finance Director

Reg Hoare                           Smithfield               +44 (0)20 7360 4900
Katie Hunt

Tim Shacklock                       Gleacher Shacklock LLP   +44 (0)20 7484 1150
Edward Cumming-Bruce

Julian Cazalet                      JPMorgan Cazenove Ltd    +44 (0)20 7588 2828
Andrew Hodgkin


About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings.

Gleacher Shacklock LLP and JPMorgan Cazenove Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Spirent plc. Gleacher Shacklock LLP and JPMorgan Cazenove Limited are not acting for any other person in relation to the disposal and Gleacher Shacklock LLP and JPMorgan Cazenove Limited will not be responsible to any person other than Spirent plc for providing the protections afforded to clients of Gleacher Shacklock LLP and JPMorgan Cazenove Limited or for providing advice in relation to the contents of this document or the disposal.

                                    - ends-



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 15 February, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*